FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2014

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

RECENT FINANCIAL INFORMATION

Results of Operations

The following table provides a breakdown of our financial results of operations and sales volumes for the periods indicated. Both the table and the discussion that follows are based on and should be read in conjunction with our audited consolidated financial statements, including the notes thereto, as of and for the years ended December 31, 2011, 2012 and 2013 and our unaudited interim financial statements as of and for the six-month period ended June 30, 2013 and 2014. Our audited and unaudited consolidated financial statements are prepared in U.S. dollars and in accordance with International Financial Reporting Standard issued by the International Accounting Standard Board, “IFRS”.

	For the year ended December 31,												Six months ended June 30, (unaudited)
	2011				2012(1)				2013(1)				2013(1)			2014(1)
	Sales		%	Volume	Sales		%	Volume	Sales		%	Volume	Sales	%	Volume	Sales	%	Volume
	(in millions of US$, except where indicated)
Revenue(2):
Pulp
Bleached(3)	US$	1,759.5	40.2%	2,375	US$	1,569.8	36.7%	2,490.7	US$	1,686.3	32.8%	2,598.1	836.4	32.8%	1,293.5	873.2	33.6%	1,329.8
Unbleached(3)		301.4	6.9	400		286.7	6.7	438.1		343.9	6.7	481.9	161.1	6.3	237.4	184.4	7.1	218.1

Total pulp		2,060.8	47.1	2,775.0		1,856.5	43.4	2,928.8		2,030.2	39.5	3,080.0	997.5	39.1	1,531.0	1,057.6	40.7	1,547.9
Panels
Plywood and fiberboard panels		1,273.2	29.1	3,222		1,319.8	30.8	3,548.6		1,927.0	37.4	5,152.1	957.3	37.5	2,540.0	890.7	34.3	2,515.4
Other		0.5	0.0			0.7	0.0	6.9		0.3	0.0	11.1	0.4	0.0	5.3	0.1	0.0	2.1
Total		1,273.7	29.1	3,222		1,320.5	30.8	3,555.5		1,927.3	37.5	5,163.2	957.7	37.5	2,545.2	890.8	34.3	2,517.5
Sawn Timber
Sawn timber(4)		526.8	12.0	2,181		541.2	12.6	2,099.5		584.7	11.4	2,283.8	274.2	10.7	1,110.8	303.4	11.7	1,133.2
Remanufactured wood products(4)		198.3	4.5	363		224.5	5.2	412,5		245.3	4,8	411.0	120.7	4.7	208.3	151.3	5.8	206.1
Other		6.5	0.1			0.6	0.0	0.1		0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0

Total wood products		731.6	16.7	2,544		766.2	17.9	2,512.1		829.9	16.1	2,694.9	394.9	15.5	1,319.1	454.8	17.5	1,339.4
Forestry Products
Sawlogs (net)(4)		75.2	1.7	2,123		86.1	2.0	2,250.1		89.4	1.7	2,148.6	53.3	2.1	1,042.6	54.7	2.1	1,108.4
Pulplogs(4)		41.5	0.9	443		29.0	0.7	274.2		28.8	0.6	395.3	4.6	0.2	246.2	4.5	0.2	224.1
Chips		28.5	0.7	398		25.4	0.6	365.1		21.2	0,4	304.8	9.8	0.4	142.1	12.9	0.5	196.8
Other		12.3	0.3	39		19.0	0.2	71.8		6.2	0,1	18.3	7.0	0.3	10.0	1.2	0.0	23.9

Total forestry products		157.5	3.6	3,003		159.5	3.5	2,961.2		145.6	2.8	2,867.0	74.6	2.9	1,440.9	73.3	2.8	1,553.2
Energy		98.2	2.2	—		136.7	3.2	—		146.3	2.8	—	93.1	3.6	—	97.2	3.7	—
Other		52.6	1.2	—		50.5	1.2	—		66.2	1.3	—	34.1	1.3	—	25.5	1.0	—

Total revenue		4,374.5	100.0%			4,298.7	100%			5,145.5	100.0%		2,551.9	100.0%		2,599.3	100.0%

Cost of sales:
Timber		(639.6)	—	—		(861.4)	—	—		(869.0)	—	—	(432.6)	—	—	(420.4)	—	—
Forestry labor costs		(588.8)	—	—		(589.0)	—	—		(631.7)	—	—	(306.1)	—	—	(293.4)	—	—
Maintenance costs		(211.7)	—	—		(220.5)	—	—		(210.0)	—	—	(108.2)	—	—	(133.1)	—	—
Chemical costs		(334.5)	—	—		(381.2)	—	—		(485.8)	—	—	(249.7)	—	—	(264.4)	—	—
Depreciation		(217.0)	—	—		(236.7)	—	—		(271.7)	—	—	(134.8)	—	—	(141.7)	—	—
Other costs of sales		(890.9)	—	—		(874.7)	—	—		(1,088.9)	—	—	(528.8)	—	—	(473.2)	—	—

Total cost of sales		(2,882.5)	—	—		(3,163.4)	—	—		(3,557.2)	—	—	(1,760.2)	—	—	(1,726.3)	—	—

Gross profit		1,492.0	34.1%	—		1,135.2	26.4%	—		1,588.3	30.9%	—	791.7	31.0%	—	873.0	33.6%	—

Other income		475.0	—	—		408.3	—	—		385.1	—	—	202.5	—	—	154.1	—	—
Distribution costs		(477.6)	—	—		(452.8)	—	—		(523.6)	—	—	(258.8)	—	—	(256.1)	—	—
Administrative expenses		(415.5)	—	—		(479.6)	—	—		(544,7)	—	—	(267.3)	—	—	(278.7)	—	—
Other expenses		(90.3)	—	—		(105.3)	—	—		(136.8)	—	—	(43.2)	—	—	(83.0)	—	—
Other income (loss)		0.0	—	—		16.1	—	—		0	—	—	0.0	—	—	0.0	—	—
Finance income		24.6	—	—		23.5	—	—		19.1	—	—	11.5	—	—	7.5	—	—
Finance costs		(196.4)	—	—		(236.7)	—	—		(232.8)	—	—	(115.0)	—	—	(110.1)	—	—
Share of profit (loss) of associates and joint ventures accounted for using equity method		(11.9)	—	—		18.9	—	—		6.3	—	—	(0.9)	—	—	(0.1)	—	—
Exchange rate differences		(26.6)	—	—		(17.2)	—	—		(11.8)	—	—	(7.6)	—	—	10.1	—	—

Income before income tax		773.3	—	—		310.3	—	—		548.9	—	—	312.8	—	—	316.7	—	—
Income tax		(152.5)	—	—		(166.8)	—	—		(130.4)	—	—	(55.2)	—	—	(84.0)	—	—

Net income		620.8	—	—		143.5	—	—		418.6	—	—	257.7	—	—	232.7	—	—

(1)	Our investments in Uruguay are considered joint operations because of existing contracts that stipulate that both we and Stora Enso will maintain joint control over such investments, and since there is a contractual commitment of the sale of the entire pulp production to be generated from the future plant to us and Stora Enso in the proportion each party’s 50% ownership interest. Since January 1, 2012 we have recognized our 50% proportional share of the assets, liabilities, income and expenses of our joint Uruguayan operation, in accordance with IFRS.
(2)	Non-GAAP measures unaudited.
(3)	Volumes measured in thousands of metric tons.
(4)	Volumes measured in thousands of cubic meters.

Six Months Ended June 30, 2013 Compared to Six Months Ended June 30, 2014

The following discussion comparing our financial results of operation for the six months ended June, 2013 and the six months ended June 30, 2014, is based on our unaudited consolidated interim financial statements. Our audited consolidated financial statements as of December 31, 2013 and unaudited interim consolidated financial statements as of June 30, 2014 and for the six months ended June 30, 2013 and June 30, 2014, have been prepared in U.S. dollars in accordance with IFRS.

Revenue

Revenue increased 1.9%, from US$2,551.9 million for the first six months of 2013 to US$2,599.3 million for the first six months of 2014, primarily as a result of:

•	a 6.0%, or US$60.1 million, increase in revenue from pulp;

•	a 15.2%, or US$59.9 million, increase in revenue from wood products; partially offset by

•	a 7.0%, or US$66.9 million, decrease in revenue from panels; and

•	a 1.8%, or US$1.3 million, decrease in revenue from forestry products.

Pulp

Revenue from bleached and unbleached pulp increased 6.0% from US$997.5 million during the first six months of 2013 to US$1,057.6 million during the first six months of 2014, reflecting a 4.9% increase in average prices and a 1.1% increase in sales volume. Sales of bleached pulp increased 4.4% in the first six months of 2014 due to a 1.6% increase in average prices and a 2.8% increase in sales volume. Revenue from unbleached pulp increased 14.4% in the first six months of 2014 due to a 24.6% increase in average prices, partially offset by a 8.1% decrease in sales volume.

Panels

Revenue from panels decreased 7.0% from US$957.7 million during the first six months of 2013 to US$890.8 million during the first six months of 2014. This decrease in revenues was primarily due a 6.0% decrease in average prices and a 1.1% decrease in sales volume. Our main market that reflects this drop in prices was Brazil, which experienced a weaker demand in the first six months of 2014 primarily as a result of weaker macroeconomic conditions. During the first six months of 2014, the North American market was stable in terms of both average prices and sales volume while the Argentine market experienced a 22.4% decrease in sales volume, partially offset by a 1.0% increase in average prices.

Sawn Timber

Revenue from sawn timber and remanufactured wood products increased 15.2% from US$394.9 million for the first six months of 2013 to US$454.8 million for the first six months of 2014, primarily as a result of a 13.4% increase in average prices and a 1.5% increase in sales volume. The 13.4% increase in average prices during the first six months of 2014 reflected higher demand prices in most markets, especially in Asia and North America.

Sawn timber sales revenue increased 10.7% from US$274.2 million for the first six months of 2013 to US$303.4 million for the first six months of 2014 due to an 8.5% increase in average prices reflecting improved prices in our Asian and North American markets, and a 2.0% increase in sales volume.

Remanufactured products sales revenue increased 25.4% from US$120.7 million for the first six months of 2013 to US$151.3 million during the first six months of 2014, primarily as a result of a 26.8% increase in average prices, partially offset by a 1.1% decrease in sales volume. These increases in sales and average prices reflect an improvement in the North American housing sector, which is our main market for remanufactured wood.

Forestry Products

Revenue from forestry products decreased 1.8% from US$74.6 million for the first six months of 2013 to US$73.3 million for the first six months of 2014 primarily as a result of a decrease in other wood exports sales and an increase in other wood local sales.

Other

Revenue from other sources, consisting mainly of sales of energy and chemicals, decreased 3.5% from US$127.3 million for the first six months of 2013 to US$122.7 million for the first six months of 2014. This decrease was primarily the result of lower sales of chemicals of US$3.8 million, partially offset by higher sales of energy of US$4.1 million.

Cost of Sales

Cost of sales decreased 1.9% from US$1,760.2 million for the first six months of 2013 to US$1,726.3 million for the first six months of 2014 primarily as a result of a 53.8% decrease in other raw materials, or US$51.6 million, and a 34.7% decrease in the cost of sawmill services, or US$31.8 million. In addition, during the first six months of 2014 our unit costs per ton of EKP (bleached eucalyptus pulp) and UKP (unbleached kraft pulp) increased 5.5% and 0.8%, respectively, compared to the first six months of 2013, primarily as a result of higher costs of energy and fuel and lower production levels.

	For the six months ended June 30, (unaudited) (Th US$)
	2013	2014
Timber	432,571	420,442
Forestry labor costs	306,068	293,400
Depreciation	134,841	141,693
Maintenance costs	108,210	133,066
Chemical costs	249,704	264,412
Sawmill services	91,563	59,779
Other raw materials	95,914	44,324
Indirect costs	81,536	82,367
Energy and fuel	97,596	109,298
Cost of electricity	45,714	42,984
Wages and salaries	116,504	134,489

Total	1,760,221	1,726,254

Gross Profit

As a percent of total revenues, our gross profit increased from 31.0% for the first six months of 2013 to 33.6% for the first six months of 2014, primarily as a result of a 1.9% increase in sales revenue, partially offset by a 1.9% increase in cost of sales.

Other Income

Other income decreased 23.9% from US$202.5 million for the first six months of 2013 to US$154.1 million for the first six months of 2014, primarily as a result of a 83.1%, or US$35.7 million decrease in gain on sales of assets.

Distribution Costs

Distribution costs decreased 1.1% from US$258.8 million for the first six months of 2013 to US$256.1 million for the first six months of 2014, primarily as a result of a 4.9% decrease, or US$9.9 million, in freight costs.

	For the six months ended June 30, (unaudited) (Th US$)
	2013	2014
Selling costs	17,170	16,459
Commissions	7,881	8,148
Insurance	3,211	2,548
Provision for doubtful accounts receivable	(456)	893
Other selling costs	6,534	4,870
Shipping and freight costs	241,667	239,656
Port services	13,100	14,186
Freights	202,558	192,695
Other shipping and freight costs	26,009	32,775

Total	258,837	256,115

Administrative Expenses

Administrative expenses increased 4.3% from US$267.3 million for the first six months of 2013 to US$278.7 million for the first six months of 2014 primarily as a result of a 17.6%, or US$10.8 million, increase in other administrative expenses.

	For the six months ended June 30, (unaudited) (Th US$)
	2013	2014
Wage and salaries	116,251	111,795
Marketing, advertising, promotion and publicity expenses	4,293	5,175
Insurance	20,940	16,353
Depreciation and amortization	6,973	12,782
Computer services	10,212	13,741
Lease rentals (offices, warehouses and machinery)	6,882	5,384
Donations, contributions, scholarships	5,274	4,667
Fees (legal and technical advisories)	25,592	26,276
Property taxes, patents and municipality rights	9,626	10,559
Other administrative expenses	61,240	72,012

Total	267,283	278,744

Other Expense

Other expense increased 92.3% from US$43.2 million for the first six months of 2013 to US$83.0 million for the first six months of 2014 primarily as a result of an increase in the provision for forestry losses due to fire from US$0.1 million in the first six months of 2013 to US$32.0 million in the first six months of 2014.

Finance Costs

Finance costs decreased 4.3% from US$115.0 million for the first six months of 2013 to US$110.1 million for the first six months of 2014 primarily as a result of a US$5.4 million decrease in our interest expense in outstanding bonds.

Exchange Rate Differences

We recorded a 233.0% increase in exchange rate difference from losses of US$7.6 million for the first six months of 2013 to gains of US$10.1 million for the first six months of 2014 primarily as a result of a 9.0% depreciation of the Chilean peso against the U.S. Dollar, which had a positive effect over our trade and current payable.

Income Tax

We recorded an income tax expense of US$55.2 million for the first six months of 2013 compared to US$84.0 million for the first six months of 2014. This increase is mainly explained by an increase of current income tax expenses from US$34.7 million in the first six months of 2013 to US$46.3 million in the first six months of 2014 and an increase in deferred tax expenses from US$20.5 million in the first six months of 2013 to US$37.8 million in the first six months of 2014.

Liquidity and Capital Resources

Our primary sources of liquidity are funds from operations, domestic and international borrowings from commercial and investment banks and debt offerings in the domestic and international capital markets.

We also have access to two committed credit facility lines amounting to an aggregate of approximately US$320 million. The first line has an available amount of UF 1,700,000, or approximately US$75.5 million, based on the exchange rates of December 31, 2013. The second line has a maximum available amount of US$240.0 million. To date, we have not utilized these credit facilities. We currently believe that cash flow generated by operations, cash balances, borrowings from commercial banks and debt offerings in the domestic and international capital markets are likely to be sufficient to meet our working capital, debt service and capital expenditure requirements for the foreseeable future.

Cash Flow from Operating Activities

Our net cash flow provided by operating activities increased 16.2% from US$356.8 million for the first six months of 2013 to US$414.6 million for the first six months of 2014 primarily as a result of our receipt of US$29.8 million in cash in respect of insurance claims in the first six months of 2013. Our cash receipts from sales of goods and rendering of services decreased 8.8% from US$2,769.7 million in the first six months of 2013 to US$2,525.3 million in the first six months of 2014; payments to suppliers for goods and services decreased in the same period by 15.0% from US$2,231.6 million in the first six months of 2013 to US$1,896.0 million in the first six months of 2014.

Cash Flow Used in Investing Activities

Our net cash used in investing activities increased 18.0% from US$297.7 million for the first six months of 2013 to US$351.3 million for the first six months of 2014 primarily as a result of a US$68.1 million reduction in proceeds from sales of plant, property and equipment in the first six months of 2014, for the gained of US$17.9 of proceeds of other long term assets in the first six months of 2013.

Cash Flow from Financing Activities

Our net cash used in financing activities decreased 132.0% from US$289.8 million used in the first six months of 2013 to US$92.7 million used in the first six months of 2014 primarily as a result of a 73.9%, or US$399.7 million, decrease in proceeds from long term loans in the first six months of 2014 compared to the first six months of 2013.

Contractual Obligations

In accordance with customary practice in the pulp industry, we generally do not enter into long-term sales contracts with our customers but instead maintain long-term relationships with certain customers, with whom we reach agreements from time to time on specific volumes and prices.

The following table sets forth certain of our contractual obligations as of June 30, 2014, and the period in which such contractual obligations come due.

	Payments due by Period (unaudited)
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in thousands of U.S. dollars)
Debt obligations(1)	962,204	1,283,731	622,004	3,195,396	6,063,335
Purchase obligations(2)	25,496	—	—	—	25,496
Capital (finance) lease obligations	31,835	54,002	18,364	—	104,201

Total	1,019,535	1,337,733	640,368	3,195,396	6,193,032

(1)	Includes estimated interest payments related to long-term debt obligations based on market values as of June 30, 2014.
(2)	Excludes contracts entered into with independent contractors to perform operations on our behalf. Our payment obligations under such contracts are not pre-determined, but rather depend on the performance of certain variables. Accordingly, we cannot quantify our contractual obligations under such contracts.

Financial Debt

As of June 30, 2014, our financial debt profile was as follows:

	Debt due by Period (unaudited)
	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026 (and sub.)
	(in millions of U.S. dollars)
Bank Debt	497	170	517	156	92	90	108	56	58	36	0	0	0
Outstanding Notes	58	370	0	404	22	545	266	432	536	46	46	46	462

Total	555	540	517	561	114	634	374	488	594	83	46	46	462

Investment Activities

During the first six months of 2014, our main investment activities were as follows:

•	US$197.6 million invested in our pulp segment,

•	US$98.3 million invested in our forestry segment, and

•	US$67.3 million invested in our panels segment

Financing Activities

During the first six months of 2014, our main financing activities were as follows:

•	Proceeds from pre-export loan financing of US$260 million.

On April 10, 2014 we placed bonds in the Chilean local market, consisting of (i) UF5 million of 3.6% “R” series of bonds payable in a single installment in April 2035 and (ii) UF2 million of 3% “Q” series of bonds payable in eight consecutive semi-annual installments commencing on October 1, 2017 and ending on April 1, 2021.

As of June 30, 2014, we had US$534.1 million of short-term bank debt, of which 93.2% was U.S. dollar-denominated, and US$1,136.1 million of long-term bank debt (including the current portion of such debt), of which 94.3% was U.S. dollar-denominated. In addition, as of June 30, 2014, we guaranteed US$677 million of obligations of our Montes del Plata joint operation in Uruguay, US$270 million of obligation of our Argentine subsidiary Alto Paraná and US$150 million of obligations of our North American subsidiary Flakeboard.

As of June 30, 2014, we had US$3,234.2 million of outstanding bonds (including the current portion of such debt), of which 67.6% was U.S. dollar-denominated and 32.4% was UF-denominated swapped to U.S. dollars.

The interest rate on our variable rate debt is determined mainly by reference to the London inter-bank offered rate (LIBOR), and as of June 30, 2014, the average interest rate for our U.S. dollar floating rate debt over six-month LIBOR was 1.3%. As of June 30, 2014, the average interest rate for our U.S. dollar fixed rate debt was 5.3%. These average rates do not reflect the effect of swap agreements and subsequent unwinds effective as of June 30.

The instruments and agreements governing our bank loans and local bonds contain certain financial covenants that limit our incurrence of debt and other liabilities. The main financial covenants contained in our bank loans are:

•	Our debt to equity ratio must not exceed 1.2:1; and

•	Our interest coverage ratio must not be less than 2:1.

The main financial covenant contained in our local bond agreements is:

•	Our debt to equity ratio must not exceed 1.2:1.

We were in compliance with all bank loans and bond covenants as of June 30, 2014.

Off-Balance Sheet Arrangements

At June 30, 2014, we did not have any material off-balance sheet arrangements.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: October 9, 2014	By:	/s/ Matías Domeyko Cassel
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer